

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2023

Sebastian Lux
Co-Chief Executive Officer and Chief Financial Officer
American Battery Materials, Inc.
500 West Putnam Avenue, Suite 400
Greenwich, CT 06830

>   **Re: American Battery Materials, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **File No. 001-41594**

Dear Sebastian Lux:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation